07 October 2004

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The company has today been informed by a letter dated 1 October 2004 that Lehman Brothers had an interest in 281,834,071 ordinary shares of 5p each of the company. This represents 3.67% of the share capital in the company.

Enquires: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

13 October 2004

Tesco PLC

SCRIP DIVIDEND CIRCULAR

A circular to Tesco PLC shareholders containing details of the offer of a scrip dividend alternative in respect of the 2004 interim dividend is being posted today to shareholders who were on the register on the record date of 1 October 2004.

The price at which the scrip dividend alternative shares are being offered is 288.85p per share and the offer closes on 5 November 2004.

A copy of the circular has been submitted to the UK Listing Authority and will shortly be available for inspection at its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone number 020 7066 1000

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

RECEIVED
2004 OCT 27 P 2:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

14 October 2004

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The company has today been informed by a letter dated 8 October 2004 that at the close of business on the 6th October, Lehman Brothers International no longer have a notifiable interest in the Ordinary shares of 5p each of the company.

Enquires: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222